UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of May 2018

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TABLE OF CONTENTS
Item 1:	Form 6-K dated May 4, 2018 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated:May 4, 2018

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors Report - April 2018

Mumbai, May 4, 2018 : Pursuant to Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, enclosed herewith is the report on production, domestic sales and exports of the Company which will be released to the Society of Indian Automobile Manufacturers (SIAM), the content of which is self-explanatory. This is for the information of the exchange and the members.

Monthly Report on Production, Domestic sales & Export for April 2018

Category	Vehicle Model	Production		Domestic Sales		Exports
		APR 2017	APR 2018	APR 2017	APR 2018	APR 2017	APR 2018
Micro	NANO	167	45	350	42	26	0
Compact	INDICA, INDICA VISTA, INDIGO CS, ZEST, BOLT, TIAGO, TIGOR	9400	11045	10870	10615	51	19
Mid-Size	INDIGO, INDIGO MARINA, INDIGO XL, MANZA	0	0	0	0	0	0
UV1	SUMO, NEXON	0	5196	49	5341	20	80
UV2	SAFARI, SUMO GRANDE, MOVUS	248	364	345	419	0	0
UV3	ARIA, HEXA	1416	1050	1213	818	0	1
V1	VENTURE	0	0	0	0	0	1
V2	ACE MAGIC, MAGIC IRIS	678	545	1239	1922	0	2
N1- A1	ACE, ACE EX, ACE Zip	5929	13277	5322	10046	83	434
N1- A2	Super ACE, TATA207, XENON, Winger DV	2752	5190	2644	4574	448	458
M2- A1	Winger 13 seats, Winger Platinum, Winger 10 seats	27	147	43	76	0	5
M2- A2	Winger 14 seats, SFC407, CityRide	95	320	260	270	0	19
N2- A1	SFC407, LPT407	948	817	1020	1182	90	106
N2- A2	SFC709, LPT709	635	1452	130	424	77	106
N2- A3	LPT9109	143	706	87	837	97	73
N2- A4	LPT1109	89	510	430	786	46	285
M3- A2	LP709, SFC410, LP410	947	1467	706	1212	71	78
M3- B2	LP1112, LP912, Starbus, Starbus Ultra	571	855	432	712	179	67
M3- C2	LPO1512, LPO1612, Starbus, Divo	165	362	336	207	122	54
N3- A1	LPT1613, LPK1616, SK1613	1508	3055	703	1427	634	949
N3- B1(a)	LPT2518, LPK2518	554	2861	944	3310	134	172
N3- B1(b)	LPT3118	790	6626	1171	5982	0	1
N3- B2(b)	LPS3518. LPS3015, LPS3516	0	300	237	292	13	27
N3-B2(d)	LPS4018, LPS4023	111	1290	313	1292	37	63
N3- B2(e)	LPS4928	1	1699	0	1725	0	10

Note : The above figures have not been independently verified and audited. As such, the final figures after Audit may vary.

About Tata Motors

Tata Motors Limited, a USD 42 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. As India's largest automobile company and part of the USD 100 billion Tata group, Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 76 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea. In India, Tata Motors has an industrial joint venture with Fiat. Engaged in engineering and automotive solutions, with a focus on future-readiness and a pipeline of tech-enabled products, Tata Motors is India's market leader in commercial vehicles and among the top in passenger vehicles with 9 million vehicles on Indian roads. The company's innovation efforts are focused on developing auto technologies that are sustainable as well as suited. With design and R&D centres located in India, the UK, Italy and Korea, Tata Motors strives to pioneer new products that fire the imagination of GenNext customers. Abroad, Tata cars, buses, and trucks are being marketed in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com ;follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.